Exhibit 99.12

BOOKHAM TECHNOLOGY TO REVEAL BREAKTHROUGH PERFORMANCE FOR COST-EFFECTIVE HIGH-POWER WIDEBAND TUNABLE LASER AT OFC 2004

Oxfordshire, UK, 18 February 2004 – In a paper at OFC 2004 Bookham Technology plc (LSE: BHM; NASDAQ: BKHM) will describe breakthrough performance in a full band monolithic tunable laser. Bookham will show in the presentation that the device has a number of key attributes that allow it to challenge effectively the cost/performance characteristics of the current DFB technology. Test modules with the new laser chips have fibre-coupled powers of +16dBm on all C-band channels, making these the highest performance monolithic tunable devices yet demonstrated.

The Bookham design of tunable laser offers significant benefits for customers:

•                  Monolithic integration to reduce manufacturing costs

•                  Simple packaging to reduce assembly costs

•                  Simple algorithms to reduce test times and simplify control electronics

•                  Low current wavelength tuning design to reduce power consumption

Operating over the C-band, the new laser module design uses a digital supermode DBR (DS-DBR) laser, monolithically integrated with a semiconductor amplifier (SOA). Bookham claims that the combination of the base high-power DS-DBR laser coupled to the SOA operating at low gain leads to the breakthrough performance in sidemode suppression and spectral linewidth – better than 45dB and 2MHz on all channels.

“Tunable laser technology is now rapidly maturing, leading to market acceptance and increasing customer pull.” says Dave Robbins, senior device engineer at Bookham Caswell and the paper’s lead author. “We have met or exceeded all of the key performance parameters for wideband tunable lasers in a monolithic and hence production scalable form; it is made and packaged just like any other laser chip. The big challenge we faced was to get uniform and predictable channel-to-channel performance with optical power in hand. If the device gives high performance by design you cut out test time.”  The acquisition of the Nortel Networks and Marconi optical components businesses enabled Bookham to bring together two highly specialised laser design teams, which have been influential in the rapid recent evolution of the DS-DBR. “We are really seeing the power of the global team, with the Marconi experience in tunable devices coming together with the NNOC experience in integrated SOAs and very high power laser structures.”

The integrated DS-DBR/SOA laser is a surface-ridge device, fabricated by conventional InP processes, and has five main sections. The gain section provides the necessary optical gain within the laser cavity, and the phase section enables continuous tuning via adjustment of the optical cavity length. The front tuning section is a linearly chirped holographic Bragg grating, and the rear section has an e-beam-written phase grating reflector that provides a sharp and flat comb reflectance response. The continuous linear chirp of the 250μm front grating over the bandwidth of 70nm confers excellent modal discrimination. Output power is controlled by the SOA current; when free running (no tuning current), powers greater than 100mW are possible. Typically, 200mA in the gain section and 150mA in the SOA provides 70mW ex-facet power.

The front grating section is the key to the tuning mechanism and is unique to the Bookham design. It is a chirped grating structure that, when activated electrically, selects one of the supermode reflection peaks created by the rear phase grating reflector acting as a comb filter, thereby tuning the laser output. The front section is a linearly chirped grating with sub-sections addressed by individual contacts. The supermode selected depends on which contact receives current, rather than on the size of the current. This fact is responsible for the laser’s excellent power uniformity, as there is very little current induced absorption in the device.

Bookham Technology will be displaying its widest-ever range of end-to-end optical-communications device capabilities on its stand at the OFC 2004 Exposition, including tunable lasers, transmitters, passive filters, optical amplifiers, pluggable transponders and transceivers, and subsystems. Visitors will be able to see an interactive video demonstration of the new tunable laser design.

Ends.

Notes for editors

(1) A photograph of the digital supermode DBR laser with integrated semiconductor optical amplifier (SOA) is available on request.

(2) Optical Fiber Communication (OFC) 2004, managed by the Optical Society of America, is one of the optical communications industry’s premier events of 2004. It will be held at the Los Angeles Convention Center, Los Angeles, California, USA – the Technical Conference 22 – 27 February and the industry Exposition 24 – 26 February. For more details see www.ofcconference.org.

(3) The paper A high power, broadband tunable laser module based on a DS-DBR laser with integrated SOA by D J Robbins, G Busico, L Ponnampalam, J P Duck, P J Williams, R A Griffin, A J Ward, D C J Reid, N D Whitbread and E Barton (Bookham Technology plc, Caswell) and B Reid and K Kasunic (Bookham Technology plc, Kanata) will be presented in the OFC’s Technical Conference Photonic Integration session on Tuesday 25 February 2004.

For further information, please contact:

Sharon Ostaszewska	or	Brian Dolby/Helen Lyman Smith
Bookham Technology		GBCS Public Relations
Tel: +44 (0)1235 837612		Tel: +44 (0) 115 950 8399
sharon.ostaszewska@bookham.com		brian@gbcspr.com/helen@gbcspr.com

Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical and RF components, modules and subsystems.  Bookham’s broad product range allows it to deliver an extensive range of cost-effective optical functions and solutions to customers, offering higher performance, lower cost, and greater subsystems capability to meet customers’ needs.  The company’s optical and RF components, modules, and subsystems are used in various applications and industries, including telecommunications, data communications, aerospace, industrial, and military environments.  In 2002, Bookham acquired the optical components businesses from Nortel Networks and Marconi.  In July 2003, the company acquired the business of Cierra Photonics Inc. and in October 2003, the company acquired Ignis Optics, Inc.  The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, US, and Switzerland; and offices in the UK, US, Canada, France, Italy, and China; and employs approximately 1700 people worldwide.

More information on Bookham Technology is available at www.bookham.com

Bookham is a registered trademark of Bookham Technology plc.